SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934
                        Amendment No. 3--Final Amendment


                           LOGANSPORT FINANCIAL CORP.
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                                (Name of Issuer)


                           LOGANSPORT FINANCIAL CORP.
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                       (Names of Persons Filing Statement)


                         Common Stock, Without Par Value
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                         (Title of Class of Securities)


                                   541209 10 2
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                      (CUSIP Number of Class of Securities)

                               David G. Wihebrink
                                723 East Broadway
                            Logansport, Indiana 46947
                                 (574) 722-3855
--------------------------------------------------------------------------------
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)


                                    Copy to:
                             Claudia V. Swhier Esq.
                             Barnes & Thornburg LLP
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 236-1313
                           (317) 231-7433 (facsimile)


This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [ ]   The filing of a  registration  statement  under the  Securities Act of
          1933.
c.  [X]   A tender offer.
d.  [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [X]


                            CALCULATION OF FILING FEE
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          Transaction Value*                        Amount of Filing Fee
--------------------------------------------------------------------------------
               $207,495                                    $41.50

* Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price of $22.50 per share for the eligible common stock as of May 18, 2004 multiplied by our estimate of the maximum number of shares that could be purchased (9,222).

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.


Amount Previously Paid:   $41.50
Form or Registration No.: Schedule 13E-3
Filing Party:             Logansport Financial Corp.
Date Filed:               May 28, 2004

     This Amendment No. 3 to the Schedule 13E-3 (the "Final Amendment") amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on May 28, 2004 (the "Original Schedule 13E-3"), as amended and supplemented by Amendment No. 1 to the Original Schedule 13E-3 filed with the SEC on June 18, 2004 and Amendment No. 2 to the Schedule 13E-3 filed with the SEC on June 25, 2004 (the Original Schedule 13E-3, as amended and supplemented by Amendment No. 1 and Amendment No. 2, the "Schedule 13E-3") by Logansport Financial Corp., an Indiana corporation (the "Company"). This Final Amendment relates to the offer by the Company to purchase for cash all shares of the Company's common stock no par value held by shareholders who own 99 or fewer shares of common stock as of the close of business on May 18, 2004, pursuant to the Offer to Purchase for Cash dated May 28, 2004 and the related Letter of Transmittal.

     The purpose of this Final Amendment is to report the results of the Offer, which expired at 5:00 p.m., Eastern Daylight Saving Time, on Tuesday, June 29, 2004. The information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated by reference with respect to Items 1 through 16 of this Final Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted herein.


ITEM 2:  SUBJECT COMPANY INFORMATION.

     Item 2 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

     The Offer expired at 5:00 p.m., Eastern Daylight Saving Time, on Tuesday, June 29, 2004. The Company received tenders of 2,057 shares of Common Stock from 48 eligible tendering shareholders (exclusive of those holding their shares in street name) and 422 shares of Common Stock from eligible tendering shareholders holding their shares in street name. The Company has accepted all of these tenders of Common Stock and made payment to such tendering shareholders at the offer price of $22.50 per share.


ITEM 4:  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

     The Offer expired at 5:00 p.m., Eastern Daylight Saving Time, on Tuesday, June 29, 2004. The Company received tenders of 2,057 shares of Common Stock from 48 eligible tendering shareholders (exclusive of those holding their shares in street name) and 422 shares of Common Stock from eligible tendering shareholders holding their shares in street name. The Company has accepted all of these tenders of Common Stock and made payment to such tendering shareholders at the offer price of $22.50 per share.



ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     Item 11 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

     The Offer expired at 5:00 p.m., Eastern Daylight Saving Time, on Tuesday, June 29, 2004. The Company received tenders of 2,057 shares of Common Stock from 48 eligible tendering shareholders (exclusive of those holding their shares in street name) and 422 shares of Common Stock from eligible tendering shareholders holding their shares in street name. The Company has accepted all of these tenders of Common Stock and made payment to such tendering shareholders at the offer price of $22.50 per share.





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


ITEM 16. EXHIBITS.

     Item 16 of the Schedule 13E-3 is hereby amended by adding the following exhibits:

     Exhibit  No.      Description

     16(a)(1)(i)       Offer to Purchase for Cash dated May 28, 2004*
     16(a)(1)(ii)      Letter of Transmittal*
     16(a)(1)(iii)     Form of Letter to Brokers, Dealers, and Commercial Banks,
                       Trust Companies and Other Nominees*
     16(a)(1)(iv)      Form of Letter to Clients for Use by Brokers, Dealers,
                       and Commercial Banks, Trust Companies and Other Nominees*
     16(a)(1)(v)       Client Instruction Form For Shares Held by Brokers,
                       Dealers, Commercial Banks, Trust Companies and Other
                       Nominees*
     16(a)(1)(vi)      Form of Notice of Guaranteed Delivery*
     16(a)(1)(vii)     Letter to Shareholders from David G. Wihebrink, President
                       and Chief Executive Officer, dated May 28, 2004*
     16(a)(1)(viii)    Questions and Answers to accompany the Letter to
                       Shareholders from the President*
     16(a)(1)(ix)      Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9*
     16(a)(5)          Press Release dated May 27, 2004*
     16(a)(5)(b)       Press Release dated July 12, 2004**
     16(b)             Not applicable.
     16(c)             Not applicable.
     16(d)             Not applicable.
     16(f)             Not applicable.
     16(g)             Not applicable.


     * The indicated exhibits were previously filed and are incorporated by reference.
     ** Attached hereto and incorporated by reference.







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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LOGANSPORT FINANCIAL CORP.



                                       BY: /s/ David G. Wihebrink
                                           -------------------------------------
                                           David G. Wihebrink
                                           President and Chief Executive Officer


Dated: July 12, 2004







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


                                                             Exhibit 16(a)(5)(b)



FOR IMMEDIATE RELEASE

                                                        Contact:  Dottye Robeson
                                                         Chief Financial Officer
                                                             Phone: 574-722-3855
                                                              Fax:  574-722-3857



                      LOGANSPORT FINANCIAL CORP. ANNOUNCES
                     COMPLETION OF ITS ODD-LOT TENDER OFFER

     Logansport, Indiana - (July 12, 2004) - Logansport Financial Corp. (NASDAQ Small Cap Market: LOGN) today announced that its tender offer for the purchase of all shares of its common stock held by persons owning 99 or fewer shares as of the close on May 18, 2004 expired at 5:00 p.m., Eastern Daylight Saving Time, on Tuesday, June 29, 2004. The Company received tenders of 2,057 shares of Common Stock from 48 eligible tendering shareholders (exclusive of those holding their shares in street name) and 422 shares of Common Stock from eligible tendering shareholders holding their shares in street name. The Company has accepted all of these tenders of Common Stock and is in the process of making payment to such tendering shareholders at the offer price of $22.50 per share.

     After giving effect to the purchases pursuant to this odd-lot tender offer, the Company estimates that it now has fewer than 300 shareholders of record, which is required in order for the Company to qualify to de-register its common stock with the Securities and Exchange Commission and go private. Thus, the Company's Board of Directors anticipates that the Company will de-register its common stock and cease being a reporting company of the Securities and Exchange Act of 1934, as amended, by filing a Form 15 with the Securities and Exchange Commission. Prior to filing the Form 15 with the Securities and Exchange Commission, Logansport Financial Corp. will notify the Nasdaq Small Cap Market ("Nasdaq") of its intention to de-register. Upon filing the Form 15 with the Securities and Exchange Commission, the Company's common stock will cease to be quoted on Nasdaq.










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